UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Absolute Waste Services, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

00387L106

(CUSIP Number)

Evelyn Arkebauer, Esq.

Sachnoff & Weaver, Ltd.

10 S. Wacker Drive, 40th Floor

Chicago, IL  60606

(312) 207-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00387L106		Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 111,435,690

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 111,435,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,435,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00387L106		Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 111,435,690

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 111,435,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,435,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00387L106		Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 111,435,690

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 111,435,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,435,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00387L106		Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 111,435,690

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 111,435,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,435,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00387L106		Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 111,435,690

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 111,435,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,435,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00387L106		Page 7 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAC Funding, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
8.27% (this % does not include any of the common stock issuable to the Augustine Persons pursuant to the Conversion Agreement as PAC Funding is not a beneficial owner of these shares)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00387L106	Page 8 of 10 Pages

Item 1.	Security and Issuer

This Amendment Number 5 to Schedule 13D (the “Schedule 13D” or this “Amendment”) is filed by Augustine Fund L.P. (the “Fund”), Augustine Capital Management LLC (“Augustine”), John T. Porter, Brian D. Porter, Thomas F. Duszynski (“Duszynski,” and together with all the aforementioned persons collectively, the “Augustine Persons”) and PAC Funding, LLC (“PAC,” and together with all the aforementioned persons collectively, the “Group”).

The class of equity securities to which this Amendment relates is the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Absolute Waste Services, Inc., a Florida corporation (the “Company”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Conversion Agreement, dated May 19, 2005, between the Company and the Fund (the “Conversion Agreement”), the Fund has advanced an additional $179,159.17 to the Company and has the right to convert this amount into 44,789,792 shares of Common Stock at a conversion price of $0.004 per share.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(a) As of the date of this Amendment:
(i) PAC beneficially owns 5,000,000 Shares directly;
(ii) the Fund beneficially owns 106,435,690 Shares directly, and 5,000,000 Shares indirectly as a member of PAC;
(iii) Augustine beneficially owns 111,435,690 shares indirectly as the general partner of the Fund;
(iv) each of Brian Porter, John Porter and Duszynski beneficially own 111,435,690 shares indirectly as members of Augustine.

The number of shares beneficially owned by the Augustine Persons includes 56,459,252 shares of common stock issuable pursuant to the Conversion Agreement in connection with conversion rights currently exercisable or exercisable within 60 days from the date hereof.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 7 hereof, which relates to the beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement

CUSIP No. 00387L106	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2005

AUGUSTINE FUND, L.P.

By:	Augustine Capital Management LLC, Its General Partner

By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT LLC

By:	/s/ John T. Porter
John T. Porter, President

/s/John T. Porter
JOHN T. PORTER, individually

/s/ Brian D. Porter
BRIAN D. PORTER, individually

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI, individually

PAC FUNDING LLC

By: Augustine Capital Management LLC, its Manager

By:	/s/ John T. Porter
John T. Porter, President